1 REE Automotive Announces First Half 2025 Earnings Results TEL AVIV, Israel, (December 30, 2025) – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company that develops software-defined vehicle (SDV) technology and provides full by-wire platforms, today announced financial results for the six months ended June 30, 2025. “Over the past several months, we’ve taken decisive actions intended to accelerate delivery of our software-defined vehicle technologies, improve our cost structure, and strengthen execution. This includes shifting from capital-intensive vehicle production to a technology-first approach focused on collaborating with original equipment manufacturers (OEMs) and strategic partners with the goal of bringing our technology to the market faster and to drive broad adoption across multiple vehicle platforms,” said Daniel Barel, Co-Founder and Chief Executive Officer of REE. “During this period, we implemented meaningful changes to optimize our cost structure while deepening existing strategic partnerships and pursuing new opportunities with companies that benefit from our SDV technology.” “We met our goal and converted the previously announced MOU with a leading technology company into a binding agreement. This program will be focused on developing a software-defined autonomous public transport shuttle based on REE’s Zonal Architecture SDV technology and utilizes our REEcorner™. During the development program, REE will design and manufacture several prototypes, and any procurement of the REEcorner™ for serial production will be subject to a separate serial supply agreement. The implementation of the binding agreement is pending the satisfaction of certain closing conditions by the leading technology company, which are outside of REE’s control. If the closing conditions are satisfied, the program is expected to commence and is estimated to generate up to approximately $107 million over a two-year period following commencement.” “In November 2025, we also announced an MOU with Mitsubishi Fuso Truck and Bus Corporation (Mitsubishi Fuso) to explore and evaluate the application of our SDV capabilities, including our Zonal Architecture SDV and x-by-wire technologies, in a commercial-vehicle context. The joint project under the MOU is already underway and as part of this collaboration, the companies plan to assess the integration of REE’s technology on a Mitsubishi Fuso platform and evaluate the potential for broader future use, subject to the outcomes of the evaluation and any subsequent agreements. We believe there is significant potential with Mitsubishi Fuso to expand our SDV offering to the market post-2030, subject to completing a successful evaluation of our technology and entering into a separate nomination agreement. “Additionally, we have recently signed an MOU with Cascadia Motion (a wholly-owned subsidiary of BorgWarner Inc.) to co-develop and commercialize a next generation electric drive unit (EDU) built on REEcorner™ technology. This compact, cross-platform combines BorgWarner’s Cascadia expertise with REE’s technology to provide OEMs with a scalable solution that meets growing global demand for electrification. Under a phased plan, including a royalty-bearing arrangement, Cascadia will have an exclusive option to distribute the EDU, and with the market estimated by industry research estimates to double by 2035, we believe this partnership may position REE to capture significant growth.

2 “Operationally, we made significant progress on delivering on our commitment to reduce our operating expenses1 from a monthly average of approximately $6 million in the first half of 2025 to an estimated monthly average of $3.1 to $3.3 million in the fourth quarter of 2025. We are currently targeting to reduce it further to approximately $1.8 million per month by the end of the first quarter of 2026, subject to the execution of our cost reduction plan, which includes a reduction-in-force, other operational efficiencies and other factors, representing a 70% reduction compared to the first half of 2025. We believe that this disciplined approach underscores our commitment to delivering our long- term objectives and creating value for our shareholders” said Daniel Barel. Six Months Financial Results as of June 30, 2025, and Recent Highlights • $54.7 million in cash & cash equivalents as of June 30, 2025, compared to $72.3 million in cash & cash equivalents and short-term investments as of December 31, 2024. Each inclusive of a credit facility in the amount of $18 million. As of November 30, 2025, our cash and cash equivalents were $17.2 million, excluding the credit facility. • Free Cash Flow (FCF) burn increased by 31% from $39.9 million for the six months ended June 30, 2024 to $52.5 million for the six months ended June 30, 2025, primarily derived from production-related costs in the first quarter of 2025 that were mainly derived from tooling investments and inventory as part of the P7 program. • U.S. Generally Accepted Accounting Principles (GAAP) net loss decreased by approximately 33% from $36.0 million for the six months ended June 30, 2024 to $24.3 million for the six months ended June 30, 2025. The year-over-year (YoY) decrease in net loss was primarily driven by non-cash income from the remeasurement of warrants and derivative liabilities. This income was partially offset by non-cash inventory write-downs and impairment of long-lived assets, as well as by the recognition of a UK research and development (R&D) tax credit and grants from the UK government in the first half of 2024. • Non-GAAP net loss increased by approximately 8% from $33.7 million for the six months ended June 30, 2024 to $36.5 million for the six months ended June 30, 2025. The YoY increase was primarily driven by the recognition of a UK R&D tax credit and grants from the UK government in the first half of 2024. A reconciliation of GAAP to non-GAAP measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.” Prepared remarks and a review of H1 financial are available at: LINK To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto. 1 Monthly average for operating expenses sets forth the Company’s ongoing operating expenses while excluding one- time charges including but not limited to: non-cash expenses such as impairment, inventory write-offs and share- based compensation expenses, one-time costs related to our production pause and reduction-in-force plans, grants received and R&D tax credits and other non-recurring expenses that are not considered by the management as ongoing operating expenses.

3 Non-GAAP Financial Measures We have provided financial information in this press release that has not been prepared in accordance with GAAP. These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with peer companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables below. We believe that Free Cash Flow (FCF) tis a liquidity measure that provides useful information to management and investors about the amount of cash used in our operational activities and capital expenditures. Free Cash flow burn represents the negative cash outflow used in our activities as explained above. We believe that non-GAAP net loss reflects an additional means of evaluating REE’s ongoing operating results and trends. We believe that this non-GAAP measure provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. About REE Automotive REE Automotive (Nasdaq: REE) is an automotive technology company that develops and produces software-defined vehicle (SDV) technology designed to manage vehicle operations and features through proprietary software. REE’s advanced Zonal SDV Architecture is designed to integrate seamlessly with legacy systems to improve vehicle safety, performance, and reliability. By centralizing key vehicle functions, the architecture seeks to enhance modularity, redundancy, and stability, and to enable safer and more efficient vehicle platforms. Powered by secured AI and deep over-the-air upgradability, REE’s technology allows for continuous updates and improvements throughout a vehicle’s lifespan. This makes Powered by REE® vehicles adaptable to customer and market changes and designed with future autonomy and connectivity in mind. REE was the first company to FMVSS certify a full by-wire vehicle in the U.S. Its proprietary by-wire technology for drive, steer, and brake control removes the need for mechanical linkages, supporting flexible design and optimized performance. Through its approach of “complete not compete,” REE enables original equipment manufacturers and technology companies to license its SDV technology, allowing them to design and build vehicles tailored to their specific requirements using REE’s scalable, future-ready platform. www.REE.auto

4 Caution About Forward-Looking Statements This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include, among others, statements regarding REE’s strategic shift to a technology-first business model; the anticipated timing, scope, benefits, and value of collaborations, commercial arrangements, and development programs; the potential to generate up to $107 million in revenue under a binding agreement that replaced a previously announced MOU; the potential for the closing conditions of the binding agreement with a leading technology company to be met and such agreement to be implemented; anticipated future agreements; market opportunities, including the EDU market doubling by 2035; targeted cash burn reductions and liquidity; the belief that REE’s disciplined approach underscores its commitment to delivering its long-term objectives and creating value for its shareholders; and projected capital needs. Although REE has entered into a binding agreement that contemplates up to $107 million in potential revenue, REE cannot predict whether or when the related project will commence. Project commencement depends solely on the satisfaction of specified closing conditions by the counterparty, which are outside REE’s control. If those conditions are not met, or are met later than expected, the project may be delayed or may not proceed, and anticipated revenue may never be realized. Actual results of matters addressed in these forward- looking statements involve risks and uncertainties and may differ substantially from those expressed or implied. Factors that could cause actual results to differ are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Risk Factors”, and “Operating and Financial Review and Prospects” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025, as updated by the REE’s subsequent filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.3 to Form 6-K that we furnished to the SEC on December 30, 2025. In addition, each of our memorandums of understanding contain aspects that are non-binding and different phases, which may not occur and/or result in successful completion. Market and industry forecasts are inherently uncertain and actual market growth may differ materially from such estimates. Our ability to execute our strategic plan depends on our ability to maintain sufficient liquidity, access capital if needed, and manage cash expenditures. Even where we enter into binding agreements or MOUs, counterparties may delay or fail to perform, may not proceed to commercialization, may not exercise options or enter into serial production or nomination agreements, and we may not realize anticipated revenue, royalties, or other benefits. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update any forward- looking statements.

5 REE AUTOMOTIVE LTD. Condensed Consolidated Statements of Comprehensive Loss U.S. dollars in thousands (except share and per share data) (Unaudited) Six Months Ended June 30, June 30, 2025 2024 Revenues $ 184 $ 160 Cost of revenues 14,504 1,455 Gross loss $ (14,320) $ (1,295) Operating expenses: Research and development expenses, net 30,040 23,421 Selling, general and administrative expenses 11,525 14,101 Other expenses 20,080 — Total operating expenses 61,645 37,522 Operating loss $ (75,965) $ (38,817) Income from warrants remeasurement 38,539 1,880 Financial income, net 11,289 2,261 Net loss before income tax (26,137) (34,676) Taxes on income (tax benefit) (1,823) 1,294 Net loss $ (24,314) $ (35,970) Net comprehensive loss $ (24,314) $ (35,970) Basic and diluted net loss per Class A ordinary share $ (0.81) $ (3.01) Weighted average number of ordinary shares used in 30,043,892 11,934,325 computing basic and diluted net loss per share

6 REE AUTOMOTIVE LTD. Condensed Consolidated Balance Sheets U.S. dollars in thousands (except share and per share data) (Unaudited) June 30, 2025 December 31, 2024 ASSETS CURRENT ASSETS: Cash and cash equivalents $ 54,668 $ 72,262 Accounts receivable 53 11 Inventory — 3,075 Other accounts receivable and prepaid expenses 6,404 7,158 Total current assets 61,125 82,506 NON-CURRENT ASSETS: Non-current restricted cash 1,998 2,510 Other accounts receivable and prepaid expenses 2,421 3,091 Operating lease right-of-use assets 16,863 20,063 Property and equipment, net 7,135 22,110 Total non-current assets 28,417 47,774 TOTAL ASSETS $ 89,542 $ 130,280 LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES: Short term loan $ 18,004 $ 18,008 Trade payables 2,429 5,602 Other accounts payable and accrued expenses 10,538 7,966 Operating lease liabilities 4,184 4,607 Total current liabilities 35,155 36,183 NON-CURRENT LIABILITIES: Warrants liability 2,611 41,150 Convertible promissory notes 3,841 14,758 Deferred tax liability — 1,782 Operating lease liabilities 11,986 13,279 Total non-current liabilities 18,438 70,969 TOTAL LIABILITIES 53,593 107,152 SHAREHOLDERS’ EQUITY: Ordinary shares of no par value — — Additional paid-in capital 1,008,153 971,018 Accumulated deficit (972,204) (947,890) Total shareholders’ equity 35,949 23,128 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY $ 89,542 $ 130,280

7 REE AUTOMOTIVE LTD. Condensed Consolidated Statements of Cash Flows U.S. dollars in thousands (Unaudited) Six Months Ended June 30, 2025 June 30, 2024 Cash flows from operating activities: Net loss $ (24,314) $ (35,970) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation 2,000 1,608 Share-based compensation 2,773 5,638 Change in fair value of warrants liability (38,539) (1,880) Change in fair value of derivative liability (11,787) (1,448) Amortization of discount of convertible promissory note 407 224 Interest expenses 459 433 Impairment of long-lived assets 20,080 — Decrease in accrued interest on short-term investments — 168 Decrease (increase) in inventory 3,075 (1,585) Decrease (increase) in accounts receivable (42) 455 Increase in other accounts receivable and prepaid expenses (479) (4,829) Change in operating lease right-of-use assets and liabilities, net 1,156 449 Increase (decrease) in trade payables (3,432) 506 Increase (decrease) in other accounts payable and accrued expenses 2,572 (2,237) Increase (decrease) in deferred tax liability (1,782) 436 Net cash used in operating activities (47,853) (38,032) Cash flows from investing activities: Purchase of property and equipment (4,615) (1,916) Proceeds from short-term investments — 20,000 Net cash provided by (used in) investing activities (4,615) 18,084 Cash flows from financing activities: Proceeds from issuance of Ordinary shares, net 34,361 14,463 Proceeds from exercise of options and warrants 1 — Repayment of short term loan (18,000) (15,000) Proceeds from short term loan 18,000 15,000 Net cash provided by financing activities 34,362 14,463 Decrease in cash, cash equivalents and restricted cash (18,106) (5,485) Cash, cash equivalents and restricted cash at beginning of year 74,772 44,240 Cash, cash equivalents and restricted cash at end of period $ 56,666 $ 38,755

8 Reconciliation of GAAP Financial Metrics to Non-GAAP U.S. dollars in thousands (except share and per share data) (Unaudited) Reconciliation of Net Loss to Adjusted EBITDA Six Months Ended Jun 30, 2025 Jun 30, 2024 Net loss on a GAAP Basis $ (24,314) $ (35,970) Financial income, net (11,289) (2,261) Taxes on income (tax benefit) (1,823) 1,294 Income from warrants remeasurement (38,539) (1,880) Depreciation, amortization and accretion 4,211 3,273 Share-based compensation 2,773 5,638 Inventory write-downs and non-recurring expenses related to pause in production (1) 13,390 — Impairment of long-lived assets (2) 20,080 — Non-recurring expenses related to reduction-in-force (3) 1,886 — Adjusted EBITDA $ (33,625) $ (29,906) (1) Includes inventory write-downs to net realizable value and write-offs of inventory that currently has no operational use and one-time costs related to the pause in production. (2) Impairment charges of long-lived assets. (3) Includes one-time expenses related to reduction-in-force plan. Reconciliation of net cash used in operating activities to Free Cash Flow Six Months Ended Jun 30, 2025 Jun 30, 2024 Net cash used in operating activities $ (47,853) $ (38,032) Purchase of property and equipment (4,615) (1,916) Free Cash Flow $ (52,468) $ (39,948)

Reconciliation of GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and presentation of Non-GAAP net loss per Share, basic and diluted: Six Months Ended Jun 30, 2025 Jun 30, 2024 GAAP operating expenses $ 61,645 $ 37,522 Share-based compensation (2,773) (5,638) Impairment of long-lived assets (2) (20,080) — Non-recurring expenses related to reduction-in-force (3) (1,886) — Non-GAAP operating expenses $ 36,906 $ 31,884 GAAP net loss $ (24,314) $ (35,970) Income from warrants remeasurement (38,539) (1,880) Income from derivatives remeasurement (11,787) (1,448) Share-based compensation 2,773 5,638 Inventory write-downs and non-recurring expenses related to pause in production (1) 13,390 — Impairment of long-lived assets (2) 20,080 — Non-recurring expenses related to reduction-in-force (3) 1,886 — Non-GAAP net loss $ (36,511) $ (33,660) Weighted average number of ordinary shares used in computing basic and diluted net loss per share 30,043,892 11,934,325 (1) Includes inventory write-downs to net realizable value and write-offs of inventory that currently has no operational use and one-time costs related to the pause in production. (2) Impairment charges of long-lived assets. (3) Includes one-time expenses related to reduction-in-force plan. 9 Non-GAAP basic and diluted net loss per share $ (1.22) $ (2.82)